Glu Mobile Inc.
1800 Gateway Drive, Second Floor
San Mateo, CA 94404
March 19, 2007

VIA EDGAR AND FACSIMILE: (202) 772-9210
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Barbara C. Jacobs
Maryse Mills-Apenteng

Re:	Glu Mobile Inc. Form S-1 originally filed December 19, 2006, as amended (Registration No. 333- 139493) and corresponding Registration Statement on Form 8-A (File No. 001-33368)
Acceleration Request
     Requested Date:       March 21, 2007
     Requested Time:       4:00 PM E.D.T.
Ladies and Gentlemen:
     Glu Mobile Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned Registration Statements on Form S-1 and Form 8-A effective concurrently at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.
     The Registrant hereby authorizes David A. Bell or Laird H. Simons III, both of whom are associated with our counsel Fenwick & West LLP, to orally modify or withdraw this request for acceleration.
     The Registrant hereby acknowledges that:
•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We request that we be notified of such effectiveness by a telephone call to Laird H. Simons III of Fenwick & West LLP at (650) 988-8500.

Sincerely, Glu Mobile Inc.
By:	/s/ Kevin Chou
Kevin Chou
Vice President and General Counsel

cc:	L. Gregory Ballard, President and Chief Executive Officer, Glu Mobile Inc.
Albert A. Pimentel, Executive Vice President and Chief Financial Officer, Glu Mobile Inc.
David A. Bell, Esq., Fenwick & West LLP
Laird H. Simons III, Esq., Fenwick & West LLP